Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2009

Mr. Gil M. Labrucherie
Senior Vice President, General Counsel and Secretary
Nektar Therapeutics
201 Industrial Road
San Carlos, CA 94070

**Re:     Nektar Therapeutics**
**Form 10-K for the Year Ended December 31, 2007**
**Filed February 29, 2008**
**File No. 000-24006**

Dear Mr. Labrucherie:

        We have completed our review of your annual report on Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director